UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 7, 2013
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on May 7, 2013, entitled "Notifiable trading".

Notifiable trading

The following primary insiders have on 6 May acquired shares in Statoil ASA (OSE:STL, NYSE:STO) at a share price of NOK 136.66 in connection with the company’s long-term incentive programme.

These are supplementary purchases related to the share purchases that were carried out on 25 March.

The long-term incentive programme is a fixed, monetary compensation calculated as a portion of the participant’s base salary; ranging from 20 – 30 per cent depending on the individual’s position. On behalf of the participant, the company acquires shares equivalent to the net annual amount. The grant is subject to a three year lock-in period. Number of acquired shares and their new total shareholding is listed in the table below. The trade has been made through DNB Markets.

Name	Acquired shares	New share holding
Bacher, Lars Christian	73	17,401
Dodson, Timothy	169	19,237
Gjærum, Reidar	41	18,400
Haugland, Arild J.	35	13,547
Hovden, Magne Andre	49	7,016
Klouman, Hans Henrik	68	14,524
Lund, Helge	208	60,546
Michelsen, Øystein	89	23,290
Nafstad, Hilde	54	4,919
Reitan, Torgrim	187	19,656
Skeie, Svein	52	14,910
Sætre, Eldar	89	25,355
Øvrum, Margareth	117	31,350

In addition to the supplementary purchase reported above, the following primary insider has on 6 May acquired shares in Statoil ASA (OSE:STL, NYSE:STO) at a share price of NOK 136.66 in connection with the company’s long-term incentive programme.

Name	Acquired shares	New share holding
Knight, John Nicholas	9,261	50,086

The above information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: May 7, 2013	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer